Exhibit 3.1

THIS AMENDMENT (this “Amendment”) to the Amended and Restated By-Laws (the “By-Laws”) of Cogentix Medical, Inc. (the “Company”) is made effective as of September 12, 2016. All capitalized terms not specifically defined in this Amendment shall have the meanings provided to them in the By-Laws.

WHEREAS, the Board of Directors deems it in the best interests of the Company to amend the By-Laws to reduce the required quorum for all stockholders meetings to one-third (1/3) of all the issued and outstanding shares of voting stock of the Company; and

WHEREAS, pursuant to Section 6.1 of the By-Laws, the By-Laws may be amended by the affirmative vote of a majority of the Board of Directors.

NOW, THEREFORE, the By-Laws are hereby amended as follows:

1.	The first sentence of Section 2 of Article III of the By-Laws is hereby deleted and replaced with the following:

“Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, the holders of one-third (1/3rd) of the shares of the capital stock of the corporation issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business.”

2.	Except to the extent amended hereby, the terms and provisions of the By-Laws shall remain in full force and effect.

3.	This Amendment was duly adopted by a resolution unanimously approved by the Board of Directors by written consent.